EXHIBIT 99.1
Nuvei Announces First Quarter 2023 Results

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, May 10, 2023 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three months ended March 31, 2023.
“Nuvei is off to a strong start in 2023, delivering first quarter results ahead of our financial outlook, as we execute on our strategic initiatives, grow our market share, drive innovation, and extend our geographic reach,“ said Philip Fayer, Nuvei Chair and CEO. “I am confident that Nuvei’s growing leadership position within the payment ecosystem and global platform advantages will allow us to continue to deliver sustainable and durable growth. We are raising the low end of our prior full year 2023 financial outlook by the amount of the first quarter’s outperformance and reiterating the high end of the range.”
Financial Highlights for the Three Months Ended March 31, 2023
•Total volume(1) increased 45% to $42.4 billion from $29.2 billion;
◦Total volume growth at constant currency(1) was 48%;
◦Total organic volume growth at constant currency was 29%, increasing to $37.8 billion;
◦eCommerce represented 90% of Total volume;
•Revenue increased 20% to $256.5 million from $214.5 million;
◦Revenue growth at constant currency(2) was 22%;
◦Organic revenue growth excluding digital assets and cryptocurrencies at constant currency(2) was 26%, increasing to $214.0 million from $170.2 million.
•Net loss was $8.3 million compared to net income of $4.5 million;
◦Results include Paya-related integration and one-time acquisition costs of approximately $20 million;
•Adjusted EBITDA(2) increased to $96.3 million from $91.6 million;
•Adjusted net income(2) decreased to $64.5 million from $69.1 million;
•Net loss per diluted share was $0.07 compared to net income per diluted share of $0.02;
◦Results include Paya-related integration and one-time acquisition costs of approximately $0.12 per diluted share;
•Adjusted net income per diluted share(2) decreased from $0.46 to $0.44 ;
•Adjusted EBITDA less capital expenditures(2) increased to $83.6 million from $82.5 million; and,
•Share repurchases of 1,350,000 shares for a total cash consideration of $56.0 million.

Operational Highlights
•Nuvei’s Organic global eCommerce revenue(3) growth excluding digital assets and cryptocurrencies at constant currency(2); was 37%, increasing to $156.8 million from $114.6 million. On a reported basis, eCommerce resellers revenue and SMB revenue(3), which are smaller legacy channels, increased 7% and decreased 3% respectively.
•On a pro forma basis for the first quarter, Paya’s B2B channel revenue increased 15%, Government increased 15%, and Integrated payments (ISV) increased 17%. Paya’s legacy channel of resellers and SMB decreased 1%.
•Revenue for the first quarter of 2023 increased 55% to $124.7 million in North America, decreased by 4% to $119.8 million in Europe, the Middle East and Africa (“EMEA”), increased 68% to $10.8 million in Latin America (“LATAM”), and decreased 60% to $1.1 million in Asia Pacific (“APAC”).
◦North America eCommerce revenue grew by approximately 51% in this year’s first quarter to $37.9 million, as a result of the Company’s successful go-to-market strategy.
◦EMEA results were impacted by fluctuations in foreign currency and the volatility in digital assets and cryptocurrencies.
◦LATAM results accelerated rapidly driven by investments in the region.
◦APAC revenue decreased from a small base, however processed volume increased and momentum with customers is accelerating in this emerging region
•As it relates to Paya, the Company has:
◦Identified between $50 million and $100 million of new revenue synergy opportunities above Paya's standalone "base-case" by 2027; and
◦Started to execute on its estimated $21 million cost synergies target, the majority of which is expected to be recognized towards the end of the 24-month period following the completion of the acquisition.
•With respect to advancements in technology and product innovation, Nuvei’s technology investments in this year’s first quarter increased by approximately 40% compared to last year’s same period, while capital expenditures as a percentage of revenue remained within the Company’s medium-term target range.
•Nuvei added multiple new alternative payment methods (APMs) increasing its portfolio to 615 at the end of the first quarter, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods.
•Nuvei expanded its executive leadership team with the promotion of Scott Calliham to the newly created position of Chief Strategy Officer, and welcomed Caitlin Shetter as its new global Chief People Officer.
•Including the addition of new team members from Paya, the Company added 359 new team members in the first quarter of 2023, ending with 2,049 employees at March 31, 2023 compared with 1,690 employees at December 31, 2022.

(1) Total volume, Total volume at constant currency, and total organic volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(2) Adjusted EBITDA, Revenue at constant currency, Revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Organic global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency and Organic global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

(3) Global eCommerce revenue represents revenue derived from transactions where the physical card is not presented and revenue from merchant relationships developed by the Company's sales representatives. eCommerce reseller revenue represents revenue from merchant relationships developed by sales partners. Small and medium-sized businesses revenue represents revenue mainly derived from transactions where the physical card is presented at the point of sale.

Financial Outlook(4)
For the three months ending June 30, 2023 and the fiscal year ending December 31, 2023, Nuvei anticipates Total volume(1), Revenue, Revenue at constant currency and Adjusted EBITDA(2) to be in the ranges below. The Company has raised the low end of its prior financial outlook for fiscal 2023 by the amount of the first quarter’s outperformance. Nuvei continues to expect Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to be between 23% and 28% for the fiscal year ending December 31, 2023.
The financial outlook, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release.

	Three months ending June 30,	Year ending December 31,
	2023	2023
	Forward-looking	Forward-looking
(In US dollars)	$	$
Total volume(1) (in billions)	50 - 52	196 - 202
Revenue (in millions)	300 - 308	1,225 - 1,264
Revenue at constant currency(2) (in millions)	301 - 309	1,226 - 1,266
Adjusted EBITDA(2) (in millions)	105 - 110	456 - 477
Growth Targets
Nuvei’s medium-term(5) annual growth target for revenue, as well as its medium-term(5) target for capital expenditures (acquisition of intangible assets and property and equipment) as a percentage of revenue and long-term(5) target for Adjusted EBITDA margin(3), are shown in the table below. Nuvei’s targets are intended to provide insight into the execution of our strategy as it relates to growth, profitability and cash generation. These medium(5) and long-term(5) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, and at a further stage of business maturity, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins, as more fully described under the heading “Summary of Factors Affecting our Performance” of our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations. These growth targets, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and are fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release. We will review and revise these growth targets as economic, market and regulatory environments change.

Growth Targets
Revenue	20%+ annual year-over-year growth in the medium-term(5)
Adjusted EBITDA margin(3)	50%+ over the long-term(5)
Capital expenditures(6)	4% - 6% of Revenue over the medium-term(5)

(4) Other than with respect to revenue and capital expenditures as a percentage of revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking revenue at constant currency (non-IFRS), Organic revenue growth excluding digital assets and cryptocurrencies at constant currency (non-IFRS) to revenue, and Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation such as predicting the future impact and timing of acquisitions and divestitures, foreign exchange rates and the volatility in digital assets. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the headings “Forward-looking information” and “Financial Outlook and Growth Targets Assumptions” of this press release.
(5) The Company defines “Medium-term” as between three and five years and “long-term” as five to seven years.
(6) Capital expenditures means acquisition of property and equipment and acquisition of intangible assets.
Conference Call Information
Nuvei will host a conference call to discuss its first quarter financial results today, Wednesday, May 10, 2023 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.
The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available approximately one hour after the conclusion of the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13737501. The audio replay will be available through Wednesday, May 24, 2023.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 47 markets, 150 currencies and more than 600 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS, applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Organic global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency, Organic global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency, Total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue, as determined under IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Organic revenue excluding digital assets and cryptocurrencies at constant currency: Organic revenue excluding digital assets and cryptocurrencies at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses and digital assets and cryptocurrencies, and adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of volatility in digital assets and cryptocurrencies and changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. The revenue attributable to digital assets and cryptocurrencies is calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS.
Organic global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency: Organic global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency means revenue of our global eCommerce channel excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses and digital assets and cryptocurrencies, and adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth in our global eCommerce channel by removing the effect of volatility in digital assets and cryptocurrencies and changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. The revenue attributable to digital assets and cryptocurrencies and to our global eCommerce channel is calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.

Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Organic revenue growth excluding digital assets and cryptocurrencies at constant currency: Organic revenue growth excluding digital assets and cryptocurrencies at constant currency means the year-over-year change in Organic revenue excluding digital assets and cryptocurrencies at constant currency divided by comparable Organic revenue excluding digital assets and cryptocurrencies in the prior period. We use Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures, volatility in digital assets and cryptocurrencies and fluctuations in foreign currency exchange rates.
Organic global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency: Organic global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency means the year-over-year change in Organic global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency divided by comparable organic global eCommerce revenue excluding digital assets and cryptocurrencies in the prior period. We use Organic global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency to provide better comparability of revenue trends year-over-year in our global eCommerce channel, without the impact of acquisitions, divestitures, volatility in digital assets and cryptocurrencies and fluctuations in foreign currency exchange rates.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by

us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Total organic volume at constant currency: Total organic volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. Total organic volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue, Revenue at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, and Adjusted EBITDA for the three months ending June 30, 2023 and the year ending December 31, 2023 as well as medium and long-term targets on Revenue, Capital expenditures as a percentage of revenue, and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya acquisition, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei's business; information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our expectation to prioritize share repurchases with excess cash, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions related to the Paya acquisition (including the Company's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition); the Company's ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; the Company's ability to attract and retain key employees in connection with the Paya acquisition; management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya acquisition and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates; the realization of the expected strategic, financial and other benefits of the Paya acquisition in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the Paya acquisition; and general economic conditions and the competitive environment within our industry. See also "Financial Outlook and Growth Targets Assumptions”.
Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Nuvei’s financial outlook also constitutes financial outlook within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding management's expectations regarding our financial performance and the reader is cautioned that it may not be appropriate for other purposes. Our medium and long-term growth targets serve as guideposts as we execute on our strategic priorities in the medium to long term and are provided for the purposes of assisting the reader in measuring progress toward management’s objectives, and the reader is cautioned that they may not be appropriate for other purposes.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2023 (the “AIF”). In particular, our financial outlook and medium and long-term targets are subject to risks and uncertainties related to:
•risks relating to our business and industry, such as the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto;
•a declining level of volume activity and significant volatility in certain verticals, including digital assets, and the resulting negative impact on the demand for, and prices of, our products and services and the resulting effect on consumer spending trends;
•the rapid developments and change in our industry;

•intense competition both within our industry and from other payments methods;
•changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends, supply chain challenges and other macroeconomic factors affecting our customers and our results of operations;
•Nuvei’s inability to successfully integrate the Paya business;
•legal proceedings that may be instituted related to the Paya acquisition and the impact of significant demands placed on management as a result thereof;
•the potential failure to realize anticipated benefits from the Paya acquisition;
•potential undisclosed costs of liabilities associated with the Paya acquisition, which may be significant;
•the failure to retain Paya’s personnel and customers;
•the rapid developments and change in our industry;
•Intense competition both within our industry and from other payments providers;
•challenges implementing our growth strategy;
•challenges to expand our product portfolio and market reach;
•challenges in expanding into new geographic regions internationally and continuing our growth within our markets;
•challenges in retaining existing customers, increasing sales to existing customers and attracting new customers;
•managing our growth effectively;
•difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects;
•history of net losses and additional significant investments in our business;
•our level of indebtedness;
•any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures;
•challenges related to a significant number of our customers being small-and-medium sized businesses ("SMBs");
•concentration of our revenue from payment services;
•reliance on, and compliance with, the requirements of acquiring banks and payment networks;
•challenges related to the reimbursement of chargebacks from our customers;
•decline in the use of electronic payment methods;
•loss of key personnel or difficulties hiring qualified personnel;
•impairment of a significant portion of intangible assets and goodwill;
•increasing fees from payment networks;
•reliance on third-party partners to sell some of our products and services;
•misappropriation of end-user transaction funds by our employees;
•fraud by customers, their customers or others;
•the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure;
•the integration of a variety of operating systems, software, hardware, web browsers and networks in our services;

•the costs and effects of pending and future regulatory proceedings and litigation;
•challenges to secure financing on favorable terms or at all; and,
•measures determined in accordance with IFRS may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance, making period-to-period comparisons less relevant.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Financial Outlook and Growth Targets Assumptions
The financial outlook for the three months ending June 30, 2023, and the year ending December 31, 2023, and specifically the Adjusted EBITDA, as well as the Adjusted EBITDA margin long-term growth target, reflect the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology. When measured as a percentage of revenue, these expenses are expected to decrease as our investments in distribution, marketing, innovation, and technology normalize over time.
Our financial outlook and growth targets are based on a number of additional assumptions, including the following:
•our results of operations and ability to achieve suitable margins will continue in line with management’s expectations;
•we will continue to effectively execute against our key strategic growth priorities, without any material adverse impact from macroeconomic trends on our or our customers’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for our products and services;
•losses owing to business failures of merchants and customers will remain in line with anticipated levels;
•existing customers growing their business and expanding into new markets within selected high-growth eCommerce end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel;
•economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels;
•assumptions as to the value of digital assets, foreign exchange rates and interest rates, including inflation;
•higher volatility and lower volume in digital assets; Nuvei expects the contribution of digital assets will continue to decline and to represent no more than 5% of revenue going forward;
•Nuvei’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition;
•management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya acquisition and resulting impact on growth in various financial metrics;

•assumptions regarding competition, political environment and economic performance of each region where Nuvei operates;
•the realization of the expected strategic, financial and other benefits of the Paya acquisition in the timeframe anticipated;
•the absence of significant undisclosed costs or liabilities associated with the Paya acquisition
•our ability to cross-sell and up-sell new and existing products and services to our existing customers with limited incremental sales and marketing expenses;
•our customers increasing their daily sales, and in turn their business volume of our solutions, at growth rates at or above historical levels for the past few years;
•our ability to maintain existing customer relationships and to continue to expand our customers’ use of more solutions from our Native Commerce Platform at or above historical levels for the past few years;
•our ability to leverage our sales and marketing experience in capturing and serving customers in North America and large enterprises in Europe and enable customer base expansion by targeting large enterprises in North America, with a focus in eCommerce channels;
•our sales and marketing efforts and continued investment in our direct sales team and account management driving future growth by adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels;
•our ability to further leverage our broad and diversified network of partners;
•our ability to expand and deepen our footprint and to add new customers adopting our technology processing transactions in geographies where we have an emerging presence, such as Asia Pacific and Latin America;
•our ability to expand and keep our portfolio of services technologically current through continued investment in our Native Commerce Platform and to design and deliver solutions that meet the specific and evolving needs of our customers;
•our ability to maintain and/or expand our relationships with acquiring banks and payment networks;
•our continued ability to maintain our competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing,
•our ability to expand profit margins by reducing variable costs as a percentage of total expenses, and leveraging fixed costs with additional scale and as our investments in, for example, direct sales and marketing normalize;
•increases in volume driving profitable revenue growth with limited additional overhead costs required, as a result of the highly scalable nature of our business model and the inherent operating leverage;
•our continued ability to manage our growth effectively;
•we will continue to attract and retain key talent and personnel required to achieve our plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally,
•our ability to successfully identify, complete, integrate and realize the expected benefits of past and future acquisitions and manage the associated risks;
•the absence of adverse changes in legislative or regulatory matters;
•our continued ability to upskill and modify our compliance capabilities as regulations change or as we enter new markets, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, with minimal disruption to our customers’ businesses;
•our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms; and,
•the absence of adverse changes in current tax laws.
Moreover, and more specifically, our ability to achieve new revenue synergy opportunities from the Paya acquisition over the long term is based on a number of additional assumptions, including the following:
•the Paya standalone business achieving its projected annual revenue growth;
•our ability to leverage Nuvei’s regulatory licenses/exemptions and relationships to capture market share and win new business in Paya’s existing U.S. market;
•our ability to leverage Nuvei’s global distribution and capabilities to offer an integrated Nuvei and Paya product offering outside of the U.S.; and
•our ability to continue to invest in expanding our Nuvei and Paya integrated product offering to win new business.

Contact:
Investors
Chris Mammone, Head of Investor Relations
Anthony Gerstein, VP of Investor Relations
IR@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of US dollars except for shares and per share amounts)

	Three months ended March 31
	2023	2022
	$	$
Revenue	256,498	214,544
Cost of revenue	54,596	46,916
Gross profit	201,902	167,628
Selling, general and administrative expenses	194,618	146,812
Operating profit	7,284	20,816
Finance income	(5,375)	(631)
Finance cost	18,468	7,741
Net finance cost	13,093	7,110
Loss (gain) on foreign currency exchange	(1,398)	580
Income (loss) before income tax	(4,411)	13,126
Income tax expense	3,878	8,612
Net income (loss)	(8,289)	4,514
Other comprehensive loss, net of tax
Item that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	5,058	(4,862)
Comprehensive loss	(3,231)	(348)
Net income (loss) attributable to:
Common shareholders of the Company	(9,778)	3,003
Non-controlling interest	1,489	1,511
	(8,289)	4,514
Comprehensive loss attributable to:
Common shareholders of the Company	(4,720)	(1,859)
Non-controlling interest	1,489	1,511
	(3,231)	(348)
Net income (loss) per share
Net income (loss) per share attributable to common shareholders of the Company
Basic	(0.07)	0.02
Diluted	(0.07)	0.02
Weighted average number of common shares outstanding
Basic	139,655,258	142,862,946
Diluted	139,655,258	146,604,820

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	March 31, 2023	December 31, 2022
	$	$
Assets

Current assets
Cash and cash equivalents	132,829	751,686
Trade and other receivables	88,396	61,228
Inventory	2,543	2,117
Prepaid expenses	22,492	12,254
Income taxes receivable	2,394	3,126
Current portion of advances to third parties	146	579
Current portion of contract assets	1,418	1,215

Total current assets before segregated funds	250,218	832,205
Segregated funds	872,476	823,666
Total current assets	1,122,694	1,655,871

Non-current assets
Advances to third parties	—	1,721
Property and equipment	37,719	31,881
Intangible assets	1,364,850	694,995
Goodwill	1,979,436	1,114,593
Deferred tax assets	1,224	17,172
Contract assets	750	997
Processor and other deposits	5,185	4,757
Other non-current assets	28,560	2,682

Total Assets	4,540,418	3,524,669

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	March 31, 2023	December 31, 2022
	$	$
Liabilities

Current liabilities
Trade and other payables	166,260	125,533
Income taxes payable	27,540	16,864
Current portion of loans and borrowings	40,755	8,652
Other current liabilities	6,420	4,224

Total current liabilities before due to merchants	240,975	155,273
Due to merchants	872,476	823,666

Total current liabilities	1,113,451	978,939

Non-current liabilities
Loans and borrowings	1,289,162	502,102
Deferred tax liabilities	166,972	61,704
Other non-current liabilities	2,428	2,434

Total Liabilities	2,572,013	1,545,179

Equity

Equity attributable to shareholders
Share capital	1,948,196	1,972,592
Contributed surplus	241,070	202,435
Deficit	(198,748)	(166,877)
Accumulated other comprehensive loss	(34,361)	(39,419)

	1,956,157	1,968,731
Non-controlling interest	12,248	10,759

Total Equity	1,968,405	1,979,490

Total Liabilities and Equity	4,540,418	3,524,669

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the three months ended March 31,	2023	2022
	$	$
Cash flow from operating activities
Net income (loss)	(8,289)	4,514
Adjustments for:
Depreciation of property and equipment	3,110	1,793
Amortization of intangible assets	24,546	24,650
Amortization of contract assets	368	427
Share-based payments	35,573	37,187
Net finance cost	13,093	7,110
Loss (gain) on foreign currency exchange	(1,398)	580
Income tax expense	3,878	8,612
Changes in non-cash working capital items	(9,126)	(13,934)
Interest paid	(9,275)	(4,266)
Interest received	6,868	316
Income taxes paid - net	(2,566)	(1,255)
	56,782	65,734
Cash flow used in investing activities
Business acquisitions, net of cash acquired	(1,378,763)	—
Acquisition of property and equipment	(2,816)	(1,083)
Acquisition of intangible assets	(9,863)	(7,978)
Acquisition of distributor commissions	(20,224)	—
Increase in other non-current assets	(25,925)	(1,080)
Net decrease in advances to third parties	135	993
	(1,437,456)	(9,148)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(56,042)	(74,754)
Transaction costs from issuance of shares	—	(15)
Proceeds from exercise of stock options	2,961	742
Repayment of loans and borrowings	(21,280)	(1,280)
Proceeds from loans and borrowings	852,000	—
Transaction costs related to loans and borrowings	(14,650)	—
Payment of lease liabilities	(1,215)	(770)
Dividend paid by subsidiary to non-controlling interest	—	(260)
	761,774	(76,337)
Effect of movements in exchange rates on cash	43	6,213
Net decrease in cash and cash equivalents	(618,857)	(13,538)
Cash and cash equivalents – Beginning of period	751,686	748,576
Cash and cash equivalents – End of period	132,829	735,038

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Income (Loss)
(In thousands of US dollars)

	Three months ended March 31
	2023	2022
	$	$

Net income (loss)	(8,289)	4,514
Finance cost	18,468	7,741
Finance income	(5,375)	(631)
Depreciation and amortization	27,656	26,443
Income tax expense	3,878	8,612
Acquisition, integration and severance costs(a)	25,318	6,554
Share-based payments and related payroll taxes (b)	36,067	37,240
Loss (gain) on foreign currency exchange	(1,398)	580
Legal settlement and other(c)	(43)	525
Adjusted EBITDA	96,282	91,578
Acquisition of property and equipment, and intangible assets	(12,679)	(9,061)
Adjusted EBITDA less capital expenditures	83,603	82,517
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months ended March 31, 2023, these expenses were$18.5 million ($2.8 million for the three months ended March 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $2.1 million for the three months ended March 31, 2023 and $3.4 million for the three months ended March 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended March 31, 2023, and 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $4.7 million for the three months ended March 31, 2023 ($0.4 million for the three months ended March 31, 2022). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2023, the expenses consisted of non-cash share-based payments of $35.6 million ($37.2 million for three months ended March 31, 2022), $0.5 million for related payroll taxes ($0.1 million for the three months ended March 31, 2022).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income (Loss)
(In thousands of US dollars except for share and per share amounts)

	Three months ended March 31
	2023	2022
	$	$

Net income (loss)	(8,289)	4,514
Change in fair value of share repurchase liability	571	2,174
Amortization of acquisition-related intangible assets(a)	20,139	22,981
Acquisition, integration and severance costs(b)	25,318	6,554
Share-based payments and related payroll taxes(c)	36,067	37,240
Loss (gain) on foreign currency exchange	(1,398)	580
Legal settlement and other(d)	(43)	525
Adjustments	80,654	70,054
Income tax expense related to adjustments(e)	(7,912)	(5,512)
Adjusted net income	64,453	69,056
Net income attributable to non-controlling interest	(1,489)	(1,511)
Adjusted net income attributable to the common shareholders of the Company	62,964	67,545
Weighted average number of common shares outstanding
Basic	139,655,258	142,862,946
Diluted	142,963,521	146,604,820

Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.45	0.47
Diluted	0.44	0.46
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months ended March 31, 2023, these expenses were$18.5 million ($2.8 million for the three months ended March 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $2.1 million for the three months ended March 31, 2023 and $3.4 million for the three months ended March 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in the three months ended March 31, 2023 , and 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $4.7 million for the three months ended March 31, 2023 ($0.4 million for the three months ended March 31, 2022). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2023, the expenses consisted of non-cash share-based payments of $35.6 million ($37.2 million for three months ended March 31, 2022), $0.5 million for related payroll taxes ($0.1 million for the three months ended March 31, 2022).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Revenue
Europe, Middle East and Africa	119,825	124,587	(4,762)	(4)%
North America	124,719	80,665	44,054	55%
Latin America	10,816	6,425	4,391	68%
Asia Pacific	1,138	2,867	(1,729)	(60)%
	256,498	214,544	41,954	20%
Revenue by vertical
The following table provides a revenue breakdown by vertical based on the merchant classification:

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Digital assets and cryptocurrencies	17,198	44,321	(27,123)	(61)%
Other verticals	239,300	170,223	69,077	41%
Revenue	256,498	214,544	41,954	20%
Revenue by channel

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2023	2022
	$	$	$	%
Global eCommerce	169,660	158,882	10,778	7%
Small and medium-sized businesses	30,452	31,377	(925)	(3)%
eCommerce reseller	26,100	24,285	1,815	7%
Paya	30,286	—	30,286	n.m.
Revenue	256,498	214,544	41,954	20%
Small and medium-sized businesses revenue represents revenue mainly derived from transactions where the physical card is presented at the point of sale. eCommerce revenue represents revenue derived from transactions where the physical card is not presented. Global eCommerce revenue represents revenue from merchant relationships developed by the Company's sales representatives. eCommerce reseller revenue represents revenue from merchant relationships developed by sales partners. Paya was acquired on February 22, 2023, and is presented separately in revenue by channel.

Reconciliation of Organic Global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency and Organic Global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency to Global eCommerce revenue

(In thousands of US dollars except for percentages)	Three months ended March 31, 2023				Three months ended March 31, 2022
	Global eCommerce revenue	Revenue from digital assets and cryptocurrencies in Global eCommerce	Foreign currency exchange impact on revenue	Organic Global eCommerce revenue excluding digital assets and cryptocurrencies at constant currency	Global eCommerce revenue	Revenue from digital assets and cryptocurrencies in Global eCommerce	Comparable organic Global eCommerce revenue excluding digital assets and cryptocurrencies	Global eCommerce revenue growth	Organic Global eCommerce revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$

Revenue	169,660	(17,198)	4,365	156,827	158,882	(44,321)	114,561	7%	37%

Reconciliation of Revenue at constant currency and Revenue growth at constant currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2023			Three months ended March 31, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	256,498	6,142	262,640	214,544	20%	22%
Reconciliation of Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to Revenue
The following table reconciles Revenue to Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2023					Three months ended March 31, 2022
	Revenue as reported	Revenue from acquisitions(1)	Revenue from digital assets and cryptocurrencies(2)	Foreign currency exchange impact on revenue	Organic revenue excluding digital assets and cryptocurrencies at constant currency	Revenue as reported	Revenue from digital assets and cryptocurrencies	Comparable organic revenue excluding digital assets and cryptocurrencies	Revenue growth	Organic revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$	$

Revenue	256,498	(30,422)	(17,062)	5,010	214,024	214,544	(44,321)	170,223	20%	26%
(1) Revenue from acquisitions reflects revenue from Paya, which was acquired on February 22, 2023, as well as another immaterial acquisition completed during the period, and revenue from divestitures was nil in both periods presented.
(2) Represent organic revenue from digital assets and cryptocurrencies.

Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2023					Three months ended March 31, 2022
	Revenue as reported	Revenue from acquisitions	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	256,498	(30,422)	—	6,142	232,218	214,544	—	214,544	20%	8%